SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               AMENDMENT NO. 7
                                      TO
                               SCHEDULE 14D-9

                     Solicitation/Recommendation Statement
                     Pursuant to Section 14(d)(4) of the
                       Securities Exchange Act of 1934

                         FIRST INTERSTATE BANCORP
                        (Name of Subject Company)

                         FIRST INTERSTATE BANCORP
                    (Name of Person Filing Statement)

                 COMMON STOCK, PAR VALUE $2.00 PER SHARE
          (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                     (Title of Class of Securities)

                                 320548100
                   (CUSIP Number of Class of Securities)

                        WILLIAM J. BOGAARD, ESQ.
               EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                        FIRST INTERSTATE BANCORP
                         633 WEST FIFTH STREET
                        LOS ANGELES, CA 90071
                            (213) 614-3001
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
               ON BEHALF OF THE PERSON FILING STATEMENT)

                               COPY TO:

                       FRED B. WHITE III, ESQ.
               SKADDEN, ARPS, SLATE, MEAGHER & FLOM
                           919 THIRD AVENUE
                      NEW YORK, NEW YORK 10022
                           (212) 735-3000


               First Interstate Bancorp ("First Interstate") hereby amends and supplements its statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on November 20, 1995, as amended by Amendments No. 1 through No. 6 thereto (the "Schedule 14D-9"). Unless otherwise indicated herein, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 14D-9.

          ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

               The following Exhibits are filed herewith:

          Exhibit 49:    Newspaper Advertisement placed by First
                         Interstate, dated January 10, 1996.

          Exhibit 50: Press Release issued by First Interstate, dated January 10, 1996.


                                  SIGNATURE

               After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                   FIRST INTERSTATE BANCORP

                                    By: /s/ William J. Bogaard

                                         William J. Bogaard
                                         Executive Vice President
                                         and General Counsel

          Dated:  January 10, 1996



                                       January 10, 1996

          VIA ELECTRONIC TRANSMISSION

          Securities and Exchange Commission
          450 Fifth Street, N.W.
          Washington, D.C. 20549

                         Re:  Amendment to
                              Solicitation/Recommendation Statement
                              on Schedule 14D-9 of First Interstate
                              Bancorp

          Ladies and Gentlemen:

                    On behalf of our client, First Interstate
          Bancorp, a Delaware corporation ("First Interstate"), we transmit herewith via electronic transmission for filing, pursuant to Item 101(a)(1)(iii) of Regulation S-T, Amendment No. 7 to First Interstate's Solicitation/Recommendation Statement on Schedule 14D-9, initially filed on November 20, 1995.

                    Copies of this letter and Amendment No. 7 are being delivered by hand to Wells Fargo & Company at its principal office. In addition, copies of this letter and Amendment No. 7 are being delivered by mail to each of The New York Stock Exchange and The Pacific Stock Exchange.

                    If you have any questions or comments
          concerning the foregoing or the materials being transmitted herewith, please contact the undersigned at
          (212) 735-2398 or Fred B. White, III at (212) 735-2144.

                                   Very truly yours,

                                   /s/ Jonathan D. Bisgaier
                                   Jonathan D. Bisgaier

          Enclosures

          cc:  Wells Fargo & Company
                The New York Stock Exchange
                The Pacific Stock Exchange